UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

FX ENERGY, INC.
(Exact name of registrant as specified in its charter)

Nevada	87-0504461
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

3006 Highland Drive, Suite 206
Salt Lake City, Utah	84106
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Preferred Share Purchase Rights	NASDAQ Global Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: _____ (if applicable)

Securities Act registered pursuant to Section 12(g) of the Act:  None.

(Title of Class)

(Title of Class)

Item 1.  Description of Registrant’s Securities to be Registered.

The board of directors and stockholders of FX Energy, Inc. (the “Company”) had previously adopted a rights agreement that expired on April 4, 2007.  The stockholders also approved complementary provisions in the Company’s articles of incorporation that continue in effect.  The new Rights Agreement continues the substantive provisions and primary objective of the expired plan to: (a) protect the Company from abusive acquisition tactics; and (b) provide the board with more time to fully consider an unsolicited takeover bid and, if applicable, to explore other alternatives to maximize stockholder value.

The following is a summary of the terms of the Rights Agreement.  This description does not purport to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement.

Issues of Right

The Company issued one right (a “Right”) for each common share outstanding at 5:00 p.m. (Mountain Time) on April 4, 2007 (the “Record Date”).  The Company will issue Rights on the same basis for each common share issued after the Record Date but prior to the earlier of the Separation Date, the Expiration Date, or the Redemption Date (as defined below).

Rights Certificates and Transferability

Before the Separation Date, the Rights will be evidenced by certificates for the common shares that are not transferable separate from the common shares.  From and after the Separation Date, the Rights will be evidenced by separate rights certificates that will be transferable separate from and independent of the common shares.

Exercise of Rights

Rights are not exercisable before the Separation Date.  After the Separation Date and prior to the Expiration Date, each Right entitles the holder to acquire one common share for the exercise price of $100 (subject to certain adjustments, the “Exercise Price”).  This Exercise Price is expected to be in excess of the estimated maximum value of the common shares during the term of the Rights Agreement.  Upon the occurrence of a Flip-in Event (as defined below), prior to the Expiration Date, each Right (other than a Right held by an Acquiring Person, which will become null and void as a result of such Flip-in Event) may be exercised to purchase the number of common shares that have an aggregate market price equal to twice the Exercise Price of the Rights for a price equal to the Exercise Price.  Effectively, this means a stockholder of the Company (other than the Acquiring Person) can acquire additional common shares at half their market price.

Definition of Acquiring Person

An “Acquiring Person” is any person who or which shall be the Beneficial Owner of twenty percent (20%) of the shares of the Company then outstanding.

Definition of Beneficial Ownership

A person shall be deemed the “Beneficial Owner” and to have “Beneficial Ownership” of and to “Beneficially Own” any securities:

(i)           as to which such person, or any of such person’s affiliates or associates, is or may be deemed to be the beneficial owner pursuant to Rule 13d-3 or 13d-5 under the Exchange Act (or pursuant to any comparable or successor laws or regulations or, if such rules shall be rescinded and there shall be no comparable or successor laws or regulations, pursuant to Rule 13d-3 or 13d-5 as in effect on the date of the Rights Agreement); and

(ii)           as to which such person, or any of such person’s affiliates or associates, has the right to become Beneficial Owner (whether such right is exercisable immediately or only after the passage of time or only after the occurrence of changes in market prices) pursuant to any contract, agreement, arrangement, or understanding, or upon the exercise of any rights (other than the Rights), whether conversion rights, exchange rights, warrants, or options, or otherwise.

However, a person is not a Beneficial Owner under the Rights Agreement where:

(a)           the securities have been deposited or tendered pursuant to a tender or exchange offer pursuant to a takeover bid, unless those securities have been taken up or paid for; or

(b)           as to which such person’s affiliates or associates have or share the voting power or have the power to direct the voting pursuant to a revocable proxy given in response to a public proxy solicitation made pursuant to and in accordance with the applicable rules and regulations under the Exchange Act, except if such power (or the arrangement relating thereto) is then reportable under Item 6 of Schedule 13D under the Exchange Act (or any similar provision of a comparable or successor report).

Definition of Separation Date

“Separation Date” occurs at the close of business at the earliest of:

(a)           the tenth day after the Stock Acquisition Date (as defined in the Rights Agreement); or

(b)           the tenth day after the announcement of the intent of a person to commence a takeover bid.

Definition of Expiration Date

“Expiration Date” occurs on the tenth-year anniversary of the effective date of the Rights Agreement.

Definition of Redemption Date

“Redemption Date” is the date of the Company’s board of directors orders the redemption of the Rights pursuant to the Rights Agreement.

Definition of a “Flip-in Event”

A Flip-in Event is a transaction in which any person shall become an Acquiring Person; provided, however, that the term “Flip-in Event” shall not include any transaction or event that constitutes a “Flip-over Transaction or Event.”

Redemption of Rights

The Rights may be redeemed by a committee of the Company’s board, designated as the “Rights Redemption Committee,” at its option without the prior approval of stockholders at any time before a Flip-in Event occurs at a redemption price of $0.01 per Right.  In addition, the Right will be redeemed automatically in the event the Rights Redemption Committee has waived the operation of the Rights Agreement.  Pursuant to the Company’s articles of incorporation, the Rights Redemption Committee consists of three continuing directors at least a majority of whom are not employees, who were directors prior to the time that an interested person acquired Beneficial Ownership of 10% of the Company’s common shares.  In the absence of a Rights Redemption Committee, the foregoing actions may be taken by the Company’s Audit Committee.

Term of the Rights Agreement

Unless otherwise terminated, the Rights Agreement will expire on April 4, 2017.

Item 2.  Exhibits

Exhibit Number*	Title of Document	Location

Item 3	Articles of Incorporation and Bylaws
3.04	Amendment to Articles of Incorporation Revising and Restating Designation of Rights, Privileges, and Preferences of Series A Preferred Stock	Incorporated by reference from the quarterly report on Form 10-Q for the period ended June 30, 2007, filed August 8, 2007.

Item 4	Instruments Defining the Rights of Security Holders
4.04	Rights Agreement dated as of April 4, 2007, between FX Energy, Inc. and Fidelity Transfer Corp.	Incorporated by reference from the quarterly report on Form 10-Q for the period ended June 30, 2007, filed August 8, 2007.
_______________
*
The number preceding the decimal indicates the applicable SEC reference number in Item 601, and the number following the decimal indicates the sequence of the particular document.  Omitted numbers in the sequence refer to documents previously filed as an exhibit, but no longer required.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

FX ENERGY, INC.
Registrant

Dated: December 15, 2010	By:	/s/ David N. Pierce
David N. Pierce
President and Chief Executive Officer